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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 10 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Executive Drive
(No. and Street)

Edgewood	NY	11717-8382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (631) 257-4899
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (6-02)

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Broadridge Business Process Outsourcing, LLC, (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2015 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax
Signature

August 6, 2015
Date

Chief Financial Officer, Vice President and Treasurer
Title

Camelia Pozsonyi
Notary Public

CAMELIA POZSONYI
Notary Public, State Of New York
No. 01PO6059006
Qualified In Queens County
Commission Expires 07/19/2019

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-53412)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT under the Securities Exchange Act of 1934.

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Broadridge Business Process Outsourcing, LLC, (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2015 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]	August 6, 2015
Signature	Date

Chief Financial Officer, Vice President and Treasurer
Title

[signature]
Notary Public

CAMELIA POZSONYI
Notary Public, State Of New York
No. 01PO6059006
Qualified In Queens County
Commission Expires 07/19/2019

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Broadridge Business Process Outsourcing, LLC
Edgewood, New York

We have audited the accompanying statement of financial condition of Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Broadridge Business Process Outsourcing, LLC as of June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

August 6, 2015

Broadridge Business Process Outsourcing, LLC

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015
(Dollars in thousands)

ASSETS	
Cash	$ 18,005
Cash segregated for regulatory purposes	1,202
Accounts receivable, net of $350 allowance for doubtful accounts	38,825
Receivable from affiliates, net (Notes 2 and 5)	1,413
Other assets (Note 3)	5,451
TOTAL ASSETS	$ 64,896
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued expenses and other liabilities (Note 4)	$ 4,604
Payable to affiliate (Notes 2, and 5)	75
Administrative fees payable to an affiliate (Notes 2, and 5)	25,199
Deferred revenues	4,050
TOTAL LIABILITIES	33,928
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBER'S EQUITY	30,968
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 64,896

See notes to financial statements.

1. Organization and Business Activities

Broadridge Business Process Outsourcing, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company, and is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry. The Company is headquartered in Edgewood, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company classifies its operations into the following two reportable segments:

- ***Mutual Fund Retailing*** - The Company performs broker-dealer functions that consist primarily of effecting and facilitating the unsolicited purchase and redemption of trades of various mutual fund shares submitted by institutions such as banks, trust companies, third-party administrators, broker dealers and registered investment advisers throughout the United States. In this capacity, the Company is the broker-dealer of record.

- ***Operations Outsourcing*** - The Company also provides operations outsourcing solutions that allow broker-dealers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

Although the Company's FINRA membership agreement allows the Company to engage in clearing, and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation - The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As discussed in Notes 1 and 5, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration in reviewing the accompanying Statement of Financial Condition, which was prepared on the basis that the Company is a going concern and will continue in operation for the foreseeable future, and will be able to realize assets and discharge liabilities in the normal course of operations.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions during the reporting period that affect the reported amounts in the financial statement and accompanying notes. Significant estimates include the outcome of litigation, accrued bonuses, allowance on accounts receivable and accrued revenue. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash includes demand deposits held in banks. The Company has no restrictions on cash deposits. Cash equivalents include certain highly liquid investments with original maturities of 90 days or less. At June 30, 2015 the Company had no cash equivalents.

Affiliate Transaction Balances and Settlement - The Company receives and provides services from and to various Broadridge business units. Several of the Company's obligations for settlement are facilitated by the Parent, even when the Company is performing work for other affiliates. As such, these receivables from and payables to the businesses are disclosed on a net basis in the Statement of Financial Condition as Receivable from affiliates, net.

Allowance on Accounts Receivable - The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected based on historical experience, current credit ratings and other factors. As of June 30, 2015, the Company had an allowance of $0.4 million on its accounts receivable balances.

Deferred Client Conversion Costs - For the Company's operations outsourcing segment, direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins.

Deferred Client Concessions - For the Company's operations outsourcing segment, concessions granted as incentive for clients to enter into new or renewal contracts are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins.

Compensation and Benefits - The Company is allocated its share of applicable stock-based compensation expense from Broadridge. Stock-based compensation expense is allocated to the Company based on headcount and is included in Employee compensation and benefits in the Statement of Income and is recorded as a capital contribution within member's equity (see Note 5). Additionally, certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan.

Income Taxes - The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of Broadridge and no provision for income taxes has been recorded in the accompanying Statement of Financial Condition.

Subsequent Events - The Company has reviewed events that have occurred after June 30, 2015 through the date the financial statement was available to be issued. The Company paid a dividend of $0.8 million to Broadridge on July 15, 2015. The Company also plans to make $4.0 million of

additional dividend payments to Broadridge through January 2016. Other than these dividends, the Company had no material subsequent events requiring adjustment or disclosure.

3. Other Assets

Other assets consisted of the following as of June 30, 2015:

	June 30, 2015 (Dollars in millions)
Deferred client conversion costs, net of accumulated amortization of $1.3	$ 2.5
Deferred client concession, net of accumulated amortization of $0.4	1.7
Fixed assets, net of accumulated depreciation of $2.5	0.5
Prepaid expenses	0.6
Deposit with clearing organization	0.2
Total other assets	$ 5.5

4. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of June 30, 2015:

	June 30, 2015 (Dollars in millions)
Accounts payable and accrued expenses	1.3
Accrued bonus	2.9
Restructuring liabilities	0.4
Total accrued expenses and other liabilities	$ 4.6

5. Related Party

Dividends

During the year ended June 30, 2015 the Company made dividend payments of $7.5 million to Broadridge.

Administrative Fees Payable to an Affiliate - The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers to perform certain services that the Company is contractually obligated to perform for the mutual fund families. As of June 30, 2015, the Company had a payable of $25.2 million related to such fees.

Receivable from Affiliates, net - As of June 30, 2015, Mutual fund retailing related party receivables from affiliates of $0.2 million and Operations outsourcing net amounts due from an affiliate of $1.2 million are reflected in the Statement of Financial Condition and consist of the following:

	June 30, 2015 (Dollars in millions)
Receivable from Affiliates - Mutual Fund Retailing	$ 0.2
Payables to Affiliate - Payroll and Accounts Payable	(3.0)
Payables to Affiliate - Other Services and Allocations	(3.2)
Outsourcing Receivables from Affiliate	7.4
Receivable from Affiliates, net - Operations Outsourcing	$ 1.2
Total Receivables from Affiliates, net	$ 1.4

Receivable from Affiliates - Mutual Fund Retailing consists of client fees that are remitted to an affiliated entity. Such fees are then remitted to the Company during the following month. These receivables are not settled net against the Company's administrative fees and operations outsourcing intercompany payables and do not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments.

Payables to Affiliate - Other Services and Allocations - The Company receives services from other Broadridge wholly-owned entities primarily related to data processing, statements, customer statements and confirmation generation. The Company subsequently reimburses Broadridge for such services.

Outsourcing Receivables from Affiliate primarily represents outsourcing receivables that will be collected by Broadridge on behalf of the Company and then remitted to the Company.

Payable to Affiliate - As of June 30, 2015, Operations Outsourcing had a $0.1 million payable to a foreign affiliate that is not settled net against the Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

6. Commitments and Contingencies

Leases -The Company leases office equipment under several non-cancelable operating leases expiring through 2016. At June 30, 2015, the non-cancelable contractual operating leases with third parties had the following minimum lease commitments: *(dollars in millions)*:

2016	0.70
2017	0.02
	$ 0.72

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's

financial position, results of operations or cash flows. As of June 30, 2015, the Company is unaware of any pending or threatened litigation, the resolution of which would have a material impact on its financial statement.

Concentration Risk -Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit quality financial institutions.

The Company grants credit in the normal course of business to customers in the United States relating to the collection of fees for services rendered. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk. As of June 30, 2015, four customers accounted for over 60% of total trade receivables of the Company, as follows:

	Segment	Percentage of Trade Receivables
Customer A	Operations Outsourcing	32.2%
Customer B	Operations Outsourcing	11.3%
Customer C	Operations Outsourcing	9.9%
Customer D	Operations Outsourcing	8.5%
Total		61.9%

Guarantees - The Company provides a guarantee to the Options Clearing Corporation ("OCC") as a managing clearing member. Under the standard OCC membership agreement, members are required to guarantee the performance of the other members. Under the agreement, if another member becomes unable to satisfy its obligations to the OCC, the other members would be required to meet any shortfalls. The Company's liability under this arrangement is not quantifiable and could exceed the $0.2 million of cash it has posted as collateral. However, the potential for the Company to be required to make payments under this arrangement is deemed remote by management. Accordingly, no contingent liability is carried on the Statement of Financial Condition for this transaction.

7. Regulatory Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of June 30, 2015, the Company had net capital of approximately $10.6 million, which exceeded the minimum requirement by approximately $10.4 million.

In addition, the Company, as a 'Managing Clearing Member' of the Options Clearing Corporation ("OCC"), is subject to OCC Rule 309(b) in connection with its operations outsourcing services that are provided to other OCC 'Managed Clearing Member' broker-dealers, which requires the

Company to maintain minimum net capital of $5.4 million. As of June 30, 2015, the Company's net capital exceeded the OCC minimum requirement by approximately $5.2 million.

8. Financial Data by Segment

The Company classifies its operations into the following two reportable segments: (1) Mutual Fund Retailing and (2) Operations Outsourcing. See Note 1, "Organization" for a further discussion of the Company's reportable segments. Selected financial data for the Company's reportable segments as of and for the year ended June 30, 2015 are as follows (dollars in millions):

	Mutual Fund Retailing	Operations Outsourcing	Total
Assets	41.9	23.0	64.9

* * * * * *